Exhibit 99.6

Communiqué from Extraordinary General Meeting of LBI International AB (publ)

LBi shareholders voted yes to the merger with Obtineo to create Europe’s largest marketing and technology agency

Obtineo is a combination of Bigmouthmedia, the largest search engine marketing specialist in Europe, and €40m of new capital committed towards global expansion of the combined entity.

The Extraordinary General Meeting (EGM) of LBI International AB (publ) (“LBi”) resolved on 26 April 2010 upon:

Approval of the merger plan regarding merger with Obtineo Netherlands Holding N.V.

The EGM resolved to approve the merger plan regarding the merger between LBi and Obtineo Netherlands Holding N.V. (“Obtineo”), dated 24 February 2010, with a majority of over 99.99 per cent. The merger plan has been registered with the Swedish Companies Registration Office (“Bolagsverket”) on 8 March 2010 and was published in the Official Swedish Gazette on 10 March 2010.

According to the merger plan, the merger shall be undertaken by way of absorption, with Obtineo as the absorbing company and LBi as the transferring company. The exchange ratio for the merger consideration has been determined in such way that each share in LBi shall be exchanged for one share in Obtineo.

Upon execution of the merger deed by a Dutch notary, which is expected to take place in July 2010, LBi will cease to exist and Obtineo will acquire the assets and liabilities of LBi under a universal title of succession. Settlement of the merger consideration is expected to take place following the registration of the merger by Bolagsverket. No cash payment will be made to the shareholders of LBi pursuant to the exchange ratio for the shares.

Stockholm on 26 April 2010

LBI International AB (publ)

Notice to shareholders in the United States

This merger relates to the securities of a Dutch and a Swedish company. The merger is subject to disclosure requirements of the Kingdom of Sweden and the Netherlands which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Swedish and Dutch standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a non-US jurisdiction, and some or all of its officers and Directors may be residents of non-US jurisdictions. You may not be able to sue a non-US company or its officers or Directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

For further information please contact:

Luke Taylor, CEO, LBI International AB

+44 70 7446 7500, luke.taylor@lbi.com

Huub Wezenberg, CFO, LBI International AB

+31 20 460 4500, huub.wezenberg@lbi.com

About LBi:

LBi is a global digital marketing and technology agency, blending insight, creativity and expertise to solve business problems. The largest genuinely full service agency of its kind in Europe, LBi provides the full range of digital capabilities, including digital strategy, branded content, service design, media, CRM, technology, managed hosting and support services. The Company employs about 1,600 professionals located primarily in the major European, American and Asian business centers; including Amsterdam, Atlanta, Berlin, Brussels, London, Milan, Mumbai, New York, Paris and Stockholm. LBi is listed on Nasdaq OMX in Stockholm and NYSE Euronext in Amsterdam (symbol: LBI).

www.lbi.com